HINDALCO
ADITYA BIRLA GROUP

02049154

Ref: AJJ:PVK:292:2002 Date:-31st July, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Subject : Publication of Quarterly Unaudited Financial Results

We are sending herewith a Statement showing the "Unaudited Financial Results" (Provisional) of the Company for the Quarter period ended on 30th June, 2002.

We hope you will find this in order.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Thanking you,

SEC MAIL PROCESSING
RECEIVED
AUG 14 2002
WASH. D.C. 155 SECTION

Yours faithfully,
for **HINDALCO INDUSTRIES LTD.**

ANIL J. JHALA
JOINT-PRESIDENT (TREASURY) &
COMPANY SECRETARY

Encl:- As above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2002

(Rupees in Million)

	Particulars	Quarter ended 30/06/2002	Quarter ended 30/06/2001	Previous Accounting Year ended 31/03/2002 (Audited)
1	Net Sales	5,860	5,490	23,314
2	Other Income	315	326	2,109
3	Total Expenditure	3,591	2,970	13,374
	(a). (Increase)/Decrease in Stock in Trade	(144)	(118)	(193)
	(b). Consumption of Raw Materials	1,307	1,093	4,756
	(c). Staff Cost	454	384	1,672
	(d). Manufacturing Expenses	1,588	1,237	5,549
	(e). Other Expenditure	386	374	1,590
4	Interest	79	104	456
5	Gross Profit	2,505	2,742	11,593
6	Depreciation	413	370	1,543
7	Profit before Tax & Extraordinary Item	2,092	2,372	10,050
8	(a). Provision for Current Tax	450	650	2,570
	Profit before Deferred Tax	1,642	1,722	7,480
8	(b). Provision for Deferred Tax	240	111	620
9	Net Profit	1,402	1,611	6,860
10	Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)	737	745	745
11	Reserves (excluding revaluation reserve)			45,071
12	Basic & Diluted EPS (Rs.)	19	22	92
13	Aggregate of non-promoter shareholding			
	(a). Number of shares	56,745,609	58,541,228	57,498,321
	(b). Percentage of shareholding	76.99%	78.61%	77.22%
14	Metal Production (MT)	66,867	61,585	261,338

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2002 (Unaudited)	Accounting Year ended 31/03/2002 (Audited)
1. Segment Revenue		
Aluminium Business	5,860	23,314
Less: Inter Segment Revenue	-	-
Net Sales/Income from operations	5,860	23,314
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)		
Aluminium Business	1,881	8,518
Less: Interest Paid	(79)	(456)
	1,802	8,062
Add: Other un-allocable Income net off un-allocable expenses	290	1,988
Profit before Tax	2,092	10,050
3. Capital Employed (Segment assets-Segment liabilities)		
Aluminium Business	33,264	33,148

Notes:

1 The Company has raised debt of Rs. 1,000 million in July, 2002 for general corporate purposes by issuing 7.95% Secured Redeemable Non-Convertible Debentures having maturity period of 7 years with a put/call option at the end of 5th year.

2 On 21st July, 2002 the Board of Directors of the company approved a draft scheme of amalgamation of Indo Gulf Corporation Limited (Remaining Business after demerger of fertilizer undertaking at Jagdishpur) with the Company with effect from 1st April 2002 subject to requisite approvals and sanctions. As per the scheme the company will issue one fully paid-up equity share for each twelve shares to the shareholders of Indo Gulf Corporation Limited and the Company's issued and paid-up capital would increase to Rs.924.75 million. The above results does not include results of the Indo Gulf Corporation Limited.

3 The Board of Directors of the Company at the above meeting has also approved : -

(a) acquisition of 18,182,507 Equity Shares of Indian Aluminium Company Limited representing remaining 25.5% of its equity share capital to make it a wholly owned subsidiary through an open offer to public shareholders at a price of Rs. 120/- per share; and

(b) closure and discontinuance of the Company's offer dated 1st February, 2002 to buy-back its equity shares, with effect from 22nd July, 2002. Under this offer the Company has bought back its 758,530 equity shares for a total consideration of Rs. 557 million.

4 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Wednesday, 31st July, 2002.

By and on behalf of the Board

A.K. Agarwala
Whole-time Director

Place: Mumbai
Dated: 31st July, 2002

27

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
HINDALCO INDUSTRIES LIMITED
ANNOUNCES
1st Quarter 2002-03 Results

Sales Turnover	**: Rs 586 Crores**
Gross Profit	**: Rs 251 Crores**
Net Profit	**: Rs 140 Crores**

Hindalco, an Aditya Birla Group flagship Company has recorded a sales turnover of Rs. 586 Crores, up by 7 %, vis-à-vis Rs 549 crores attained during the comparable quarter of the previous year. Sales during the first quarter this year comprised of 60,307 MT as compared to 60,336 MT during the first quarter of the preceding year. Exports at Rs 93 crores surged 36.5% this quarter, as against Rs 68 crores in the corresponding period last year. In volume terms, exports magnified by 46% from 8,166 mt in the first quarter of the last year to 11,870 MT in the first quarter this year.

Addressing shareholders at the Company's 43rd Annual General Meeting, Mr Kumar Mangalam Birla, the Company's Chairman said that the average realisations on a per MT basis have declined by just 2.9%, despite a considerable fall in international prices, buffeted by a better product mix. Mr Birla said that Hindalco's performance must be viewed in the context of the economic environment. All of the Company's plants operated far above the installed capacities.

Profits for the first quarter of the current fiscal year were lower as compared to the corresponding quarter last year. Gross Profit stood at Rs.251 crores as compared to Rs. 274 crores in the preceding year. Lower realizations coupled with higher costs of key inputs like Calcined Petroleum Coke and low quality of coal at higher prices for power drove down the profit, explained Mr Birla. After providing for depreciation and current tax, profits stand at Rs. 164 crores vis-à-vis Rs. 172 crores in the first quarter of 2001-02.

The Company has provided an amount of Rs. 24 crores towards Deferred Tax Liability for the current first quarter. Net Profit attained is Rs.140 crores as against Rs. 161 crores in the first quarter of the previous year.

Dividend

Hindalco has declared a 135% dividend. The payout on this account for the year 2001-2002 will be Rs.1005.2 million.

First Quarter of 2002-03 : Operational Review.

- Metal production during April – June 2002, touched 66,667 MT vis-à-vis an output of 61,585 MT in the corresponding period last year, reflecting a rise of 8.6%, mainly on account of the additional production from the 9th Potline.
- Rolled product output of 17,997 MT reflects a modest 2.6% increase over that of 17,545 MT in the previous year.
- The output of Extruded Products at 4,614 MT from 4,140 MT last year is up by 11.4%, because of strengthened market conditions.
- Redraw Rods output was 12,692 MT, 4.8% higher over production of 12,111 MT in the same Quarter last year.
- The output of Alumina which is a key input – was 118,175 MT, higher by 4.0% over production of 113,633 MT in the comparable period of the previous year.
- Power generation at the Company's Renusagar Power Plant was 1054 MU, compared to 974 MU in the corresponding period last year, a 8.3% increase.
- Production of Foil at 4,438 MT has grown by 24.8% over 3,557 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 5,889 wheels during the first quarter last year to 7,131 wheels this quarter.

Mr Birla apprised the shareholders of the three key developments, which in his view have a significant bearing on the Company's sustainable success and are geared to deliver shareholder value. These included firstly, the restructuring of Hindalco and Indo Gulf, secondly, converting Indal into a wholly owned subsidiary of Hindalco and thirdly, the progress on the brownfield expansion.

The Restructuring Process

Mr Birla characterised the restructuring of Hindalco and Indo Gulf as a major strategic move, done with the intent to create a non-ferrous metals powerhouse.

"This restructuring exercise is an important step in our ongoing endeavours to create a business that is both focused and has the financial capability to become a global player. The non-ferrous metal sector is integral to our future growth

plans. We would like to bring in maximum focus and harness all possible synergies to make it truly world class" avers Mr Birla.

This transaction will "enhance our financing capability, access to domestic and global opportunities as well as investor interest, as capital markets increasingly reward larger players with better valuations. A stronger balance sheet created by such a merger undoubtedly opens a window to a variety of value enhancing opportunities" opined Mr Birla.

The restructuring aims to transform Hindalco into a globally competitive non-ferrous metals powerhouse and create enhanced value for all stakeholders.

Even though Hindalco has demonstrated strong performance continuously, its stock is undervalued. Over the medium term this restructuring should help correct this anomaly and result in a positive re-rating of the combined entity.

To provide an opportunity to INDAL shareholders to exit their holding in INDAL, the Company has made a voluntary open offer for the balance 25% shareholding in INDAL at Rs. 120 per equity share. Once this is achieved, **Indal will become a wholly owned subsidiary of Hindalco**. Consequent to the successful completion of this offer, Mr Birla informed shareholders of their intent to de-list INDAL from all the Stock Exchanges.

"In my view, the time is not opportune for the merger of Indal with your Company. However, with Indal becoming a wholly owned subsidiary of your Company, not only do we continue to realise all the synergies between the two companies, but also eliminate any perceived conflict of interests" remarked Mr Birla.

To facilitate this plan, the Board of Directors have approved the stoppage and the closure of the buyback programme.

Post restructuring and with the consolidation of Indal, Hindalco will emerge as one of the largest private sector companies in India with :

- Net sales in excess of Rs. 6,000 crores, an increase of around 60%
- Net profit in excess of Rs.1,000 crores, an increase of around 36%
- Net worth in excess of Rs.6,000 crores, an increase of around 25%
- A balance sheet size in excess of Rs.10,000 crores, an increase of around 30%

Over the medium term, the restructuring is expected to create a company with a very strong operating/ financial growth story. Mr Birla added that "our aim is to triple the revenues within the next 5 years which will result in EBITDA growth of around 250% and a substantial increase in financing capability in the medium term".

The Browrnfied Expansion

Hindalco has embarked on the brownfield expansion *at its integrated complex in* Renukoot, at an outlay of Rs.18,000 million. The phased implementation of the brownfield expansion programme is progressing well *The commissioning of the* 9th Potline at the Company's Smelter in Renukoot signals the successful completion *of the first phase of this Smelter.* The 9th Potline will lead to an increase of 33,000 MT annually of metal production. Work on the remaining two *Potlines is underway.*

On the completion of the brownfield expansion, Hindalco's aluminium metal *capacity will go up to 342,000 tonnes per* annum from its current installed capacity of 242,000 tonnes. Alumina refining capacity will stand raised by *210 ,000 tonnes per annum* to 660,000 tonnes per annum and power generation capacity will be augmented by 150 MW to 769 MW. This project is expected to *be fully executed in the financial* year 2003-2004. Importantly the completion of the brownfield project will enable Hindalco consolidate its leadership in the *domestic market even further* and entrench itself globally as well.

Mr Birla briefly focused on other value creation initiatives such as Project Rocket 2K and the implementation of a state-of-the-art IT system.

Project Rocket 2K which is basically a structured profit improvement programme was *begun by* Hindalco last year. Launched to improve profitability through better thruput efficiencies, productivity levels, lowering of inventories and cost reduction, through this initiative Hindalco realised gains on an annualized basis in excess of Rs.22 crores. This will be an exercise in continuum.

In April, 2002, Hindalco initiated a phased implementation of an advanced IT System entailing an estimated expenditure of Rs.24 crores over the next 2-3 years. The extended ERP System is slated to integrate operations, ensure real time data availability, enable improved and faster decision making and address the critical dimension of strengthened customer care through improved Supply Chain Management and Customer Relations Management Systems.

FUND RAISING

In July of the current Fiscal, the Company raised *an amount of Rs 100 Crores* through the issue of 7 Years Secured Redeemable Non-Convertible Debentures. *The issue stands out on account* of the benchmark rate of 7.95% per annum at which Debentures have been issued.

Outlook

Against this tenor, Mr Birla briefly highlighted the market trends in the aluminium sector and going forward, the outlook for the Company. Said Mr Birla "while early this year, the US economy appeared to be on track, its ensuing slow pace and the stock market crashes have severely eroded consumer confidence. Europe and Japan, which seemed to be positioned on the growth trajectory, reflect weak trends currently. The continued strong growth in Asia may not be able to totally offset these reverses

On the other hand, the Chinese Government's forward looking fiscal policies, its renewed emphasis on the infrastructure and power sectors, should boost the demand for aluminium even as China increases its capacities. China now transits from being a net importer to a net exporter, and this is an aspect we have to factor. The demand from the South East Asian countries, who are now on the road to recovery, may nurture growth.

Closer to home, the outlook for aluminium is positive, predicted on heightened economic activity. The ongoing thrust by the Government on the infrastructure and power sectors, the increasing use of aluminium as an eco-friendly metal in the white goods category besides the automobile and consumer durable segments, should spur the demand for aluminium.

While these are encouraging signs, WTO pose a major challenge which your Company has to face, and I am pleased to inform you that we are working towards meeting it upfront.

Hindalco's predominance in the aluminium sector as the single largest integrated and amongst the lowest cost producers, endows it with an edge".

In his view the restructuring of Hindalco into a major non-ferrous metals powerhouse, the brownfield expansion, the economies of scale, the outcome of ongoing process innovations at the plant, coupled with Project Rocket 2K and the extended ERP system will stand the Company in good stead.

"To enhance shareholder value, going forward, we will pursue both organic and inorganic growth and be open to participating in opportunities emanating from the Government's proposals to divest in companies in the aluminium sector. Such acquisitions will be done by us only after a thorough review at a price which we believe will lead to value creation" concluded Mr Birla.

Mumbai
31st July, 2002

Corporate Communications
Birla Management Corporation Limited
808 Dalamal House, Nariman Point, Mumbai 400 021
Phone : 2845826 (D), 2823466, 2850202 Fax : 2326870, 2822089
E-Mail : [illegible]
www.adityabirla.com